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                                                                      EXHIBIT 14

                               SOUTHWEST AIRLINES

                                 CODE OF ETHICS

INTRODUCTION

         The Employees of Southwest Airlines deliver Legendary Customer Service, with Spirit and LUV, leavened with Common Sense and Good Judgment while keeping Safety paramount. We work hard and we treat our Customers and each other the way we would like to be treated.

         To ensure prosperity and job security for our People, we must remain profitable. It is our responsibility to provide a sound return to our Shareholders. One of our primary competitive advantages is our Low Costs enabling us profitably to charge Low Fares.

         We place a high value on honesty, integrity, and personal responsibility. The Code set forth below applies to all Southwest Employees and its Board of Directors. This Code does not cover all Southwest policies or all laws. If a law conflicts with this Code, we follow the law. If a local custom or practice conflicts with this Code, we follow this Code. This Code clarifies Southwest's rights and expectations as an employer, but does not add to or subtract from Employee rights or in any way create any contractual employment rights for Employees.

         This Code of Ethics is adopted in order to comply with the Sarbanes-Oxley Act of 2002, the regulations promulgated thereunder, and New York Stock Exchange Listing Requirements.

         COMPLIANCE WITH LAWS, RULES, AND REGULATIONS

         We obey and respect the law, both in letter and in spirit.

         CONFIDENTIAL INFORMATION; INSIDER TRADING. All non-public information about Southwest should be considered confidential information; such non-public information is a valuable Company asset. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal.

         It is the responsibility of all Southwest Airlines Employees to protect the interests and privacy of our Customers and Coworkers. You may not inappropriately discuss, solicit, disclose, or use for your personal benefit, information in Company records, files, or databases, such as Rapid Rewards Member information, Passenger Name Records (reservations), refund or credit card transactions, Employee/Customer correspondence, personnel files, or work schedules.

         COMPETITION AND FAIR DEALING. We seek to outperform our competitors fairly and honestly. We seek competitive advantage through low costs, low fares, and superior Customer Service, never through unethical or illegal business practices. Our advertising and other

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communications with our Customers are simple, direct, and straightforward, as well as compliant with the law. We make our own decisions concerning pricing, markets, routes, and Customers to be served and do not enter into illegal agreements with our competitors.

         PAYMENTS TO GOVERNMENT PERSONNEL. It is strictly prohibited to make illegal payments to government officials of any country. The promise, offer, or delivery to an official or Employee of the federal, state, or local government of a gift, favor, or other gratuity in violation of applicable law violates Company policy and may also be a criminal offense. Federal law prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business.

         CONFLICTS OF INTEREST

         A conflict of interest arises when an Employee's personal interest, or that of a family member or friend, interferes in any way with what is in the best interest of Southwest Airlines. All Employees should, at all times, conduct their activities, both business and personal, in such a manner that there is no conflict of interest with their duties as Employees of Southwest Airlines.

         Loans to, or guarantees of obligations of, Employees are of special concern. Detailed provisions regarding conflicts of interest in hiring, employment of relatives, selection of Suppliers, and Supplier benefits are contained in the Guidelines for Leaders and Procurement Guidelines which are separate from this Code.

         Situations involving conflicts of interest may not always be clear cut. If you have a question, follow the Compliance Procedures set forth below.

CORPORATE OPPORTUNITIES

         We each owe a duty to Southwest to further its interests whenever we can do so. Employees and members of the Board of Directors may not take for themselves personally opportunities that are discovered through the use of Company property or information. This means you may not use Southwest property or information, or your position with Southwest, to put your personal gain ahead of the Company's interests.

SAFEGUARDING COMPANY PROPERTY

         Each of us has the responsibility to safeguard the assets of Southwest Airlines. We must use and maintain Company assets with care and respect while guarding against waste and abuse. We protect from unauthorized disclosure or misuse all non-public information about the Company, including technology, competitive position, strategy, financial results prior to public disclosure, and Customers. We do not disclose without authorization proprietary technical data developed, licensed, or purchased by the Company. We take actions necessary to safeguard all passwords and identification codes to prevent unauthorized access to Southwest's information

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systems. We do not reproduce licensed or internally developed software for our personal use unless permitted by the terms of the license.

         We also safeguard Southwest's intangible assets, including information, intellectual property, and innovative ideas. Intellectual property rights, including patents, trademarks, copyrights, trade secrets, and know-how must be treated and managed with the same degree of care as any other valuable asset.

RECORDKEEPING

         Southwest's financial, accounting, and other reports and records will accurately and fairly reflect the Company's transactions in reasonable detail, and in accordance with generally accepted accounting principles, applicable government regulations, and the Company's system of internal controls.

         We record information honestly and accurately. For example, only the true and actual number of hours worked is reported, expense reports are documented and recorded accurately, and no Employee will authorize payment knowing that any part of the payment will be used for any purpose other than what is described in documents supporting the payment.

WAIVERS OF THIS CODE

         Any waiver of this Code for Executive Officers or members of the Board of Directors may be made only by the Board of Directors and will be promptly disclosed as required by law or stock exchange regulation.

COMPLIANCE PROCEDURES

         Each Employee is responsible for his or her own compliance with the Code of Ethics. Questions of interpretation should be directed to your local Leader, your Department Head, or any Officer of the Company. Reports of suspected violations (and disclosure of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest) should be directed to Southwest's Chief Executive Officer or any Officer of the Company. We do not allow retaliation for reports of misconduct by others made in good faith by Employees. Employees are expected to cooperate in internal investigations of violations of this Code. Employees who violate this Code will be subject to discipline.

As adopted by the Board of Directors of Southwest Airlines Co. on January 16,
2003


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